_____________________
                                                     |    OMB APPROVAL     |
                                                     |_____________________|
                                                     |OMB NUMBER: 3235-0145|
                     UNITED STATES                   |EXPIRES:             |
          SECURITIES AND EXCHANGE COMMISSION         |      AUGUST 31, 1999|
                Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                     |BURDEN HOURS         |
                                                     |PER RESPONSE ...14.90|
                                                     |_____________________|

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                             AlliedSignal Inc.
        ____________________________________________________________
                              (Name of Issuer)


                  Common Stock, $1.00 par value per share
        ____________________________________________________________
                       (Title of Class of Securities)


                                 019512102
        ____________________________________________________________
                               (CUSIP Number)


                          David J. Friedman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000
        ____________________________________________________________
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                                June 4, 1999
        ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.





                                 SCHEDULE 13D

      CUSIP No. 019512102
      ___________________________________________________________________
      1.   NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only) Honeywell Inc.
           41-0415010
      ___________________________________________________________________
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  ( )
      ___________________________________________________________________
      3.   SEC USE ONLY

      ___________________________________________________________________
      4.   SOURCE OF FUNDS*
           OO
      ___________________________________________________________________
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      ___________________________________________________________________
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
      ___________________________________________________________________
                                    7.   SOLE VOTING POWER
            NUMBER OF                      109,308,537*
             SHARES                 _____________________________________
          BENEFICIALLY              8.   SHARED VOTING POWER
            OWNED BY                       None
              EACH                  _____________________________________
            REPORTING               9.   SOLE DISPOSITIVE POWER
             PERSON                        109,308,537*
              WITH                  _____________________________________
                                    10.  SHARED DISPOSITIVE POWER
                                           None
      ___________________________________________________________________
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,308,537*
      ___________________________________________________________________
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                        (  )
      ___________________________________________________________________
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           16.6*
      ___________________________________________________________________
      14.  TYPE OF REPORTING PERSON
           CO
      ___________________________________________________________________



 * The shares of common stock, par value $1.00 per share ("AlliedSignal Common Stock"), of AlliedSignal Inc. ("AlliedSignal") covered by this item are purchasable by Honeywell Inc. ("Honeywell") upon exercise of an option granted to Honeywell on June 4, 1999 and described in Item 4 of this Schedule 13D. Prior to the exercise of the option, Honeywell is not entitled to any rights as a stockholder of AlliedSignal with respect to the shares of AlliedSignal Common Stock covered by the option. Honeywell disclaims any beneficial ownership of the shares of AlliedSignal Common Stock which are purchasable by Honeywell upon exercise of the option on the grounds that the option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to in Item 4 below. If the option were exercised, Honeywell would have the sole right to vote and to dispose of the shares of AlliedSignal issued as a result of such exercise.



 Item 1.   Security and Issuer

      This Schedule 13D relates to the common stock, par value $1.00 per share (the "Common Stock," an individual share of which is a "Share"), of AlliedSignal Inc., a Delaware corporation ("AlliedSignal"). The principal executive offices of the Issuer are located at 101 Columbia Road, Morristown, New Jersey.

 Item 2.   Identity and Background

      This Schedule 13D is filed by Honeywell Inc., a Delaware corporation ("Honeywell"). Honeywell's principal business is the development and supply of advanced-technology products, systems and services to homes, buildings, industry, and space and aviation. Honeywell's principal offices are located at Honeywell Plaza, Minneapolis, Minnesota.

      (a)-(c)(f) All executive officers and directors of Honeywell are citizens of the United States except for Jaime Chico Pardo, Giannantonio Ferrari and R. Donald Fullerton, who are citizens of Mexico, Italy and Canada, respectively. The name, business address and present principal occupation (including the name and address of the corporation or organiza-tion in which such employment is conducted) of each executive officer and director is set forth in Schedule I to this Schedule 13D, which is incorpo-rated herein by reference.

      (d)-(e) During the last five years neither Honeywell nor, to the best of its knowledge, any of Honeywell's executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohib-iting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

 Item 3.   Source and Amount of Funds or Other Consideration

      As more fully described below, pursuant to the terms of the AlliedSignal Stock Option Agreement (as defined below), Honeywell will have the right, upon the occurrence of certain events described below, to purchase from time to time up to 109,308,537 shares of AlliedSignal Common Stock (subject to adjustment as provided in the AlliedSignal Stock Option Agreement) at a price of $58.375 per share. If Honeywell purchases AlliedSignal Common Stock pursuant to the AlliedSignal Stock Option Agreement, Honeywell anticipates that the funds to finance such purchase would come from a combination of borrowings and working capital. Because the option under the Honeywell Common Stock Option Agreement is not currently exercisable, no determination has been made at this time as to the source of such funds. However, pursuant to the terms of the AlliedSignal Stock Option Agreement, at such time at which the option thereunder becomes exercisable, Honeywell will be permitted to effect a cashless exercise thereof, without payment of any funds.

 Item 4.   Purpose of Transaction

      (a)-(j) On June 4, 1999, Honeywell, AlliedSignal and Blossom Acquisi-tion Corp., a Delaware corporation and a wholly-owned subsidiary of AlliedSignal ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference. The Merger Agreement provides, among other things, for the merger of Merger Sub with and into Honeywell (the "Merger") with Honeywell being the corporation surviving the Merger (the "Surviving Corporation").

      Pursuant to the Merger Agreement, at the effective time of the Merger Agreement (the "Effective Time"), each share of Honeywell Common Stock issued and outstanding immediately prior to the Effective Time (excluding those held in the treasury of Honeywell, by any subsidiary of Honeywell or by AlliedSignal or any of its subsidiaries (collectively, the "Excluded Shares")) will cease to exist and be converted into the right to receive
 1.875 shares of common stock, par value $1.00 per share, of AlliedSignal (the "AlliedSignal Common Stock"). The Merger Agreement also provides that each Excluded Share will be canceled without payment of any consideration therefor. As a consequence of the Merger, Honeywell will become a wholly-owned subsidiary of AlliedSignal, which will own 100% of the Honeywell Common Stock, and the Honeywell stockholders will become stockholders of AlliedSignal. Also, at the Effective Time AlliedSignal will amend its restated certificate of incorporation so as to change its name to "Honeywell International Inc."

      Consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, approval and adoption of the Merger and the Merger Agreement by the holders of shares of Honeywell Common Stock, approval of the issuance of shares of AlliedSignal Common Stock in accordance with the terms of the Merger Agreement by the holders of shares of AlliedSignal Common Stock, expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended (the "HSR Act"), approval of the Merger by the European Commission pursuant to the applicable requirements of Council Regulation No. 4064/89 of the European Community, as amended, receipt of letters from Honeywell's and AlliedSignal's independent public accountants regarding the permissibility of accounting for the Merger as a "pooling of interests", receipt of legal opinions regarding the tax-free nature of the Merger, and other customary conditions.

      Pursuant to the Merger Agreement, AlliedSignal agreed to take action such that at the Effective Time: (i) the AlliedSignal Board of Directors will consist of 15 people, 9 of whom will be designated by AlliedSignal from its board and 6 of whom will be designated by Honeywell from its board; (ii) Michael R. Bonsignore, Chairman and CEO of Honeywell, will be elected the new Chief Executive Officer of AlliedSignal as of the Effective Time, and be elected as Chairman of the AlliedSignal Board of Directors as of April 1, 2000 or such earlier date as Lawrence A. Bossidy, Chairman and CEO of AlliedSignal, retires as Chairman; (iii) an Executive Office will be created consisting of Lawrence A. Bossidy until his retirement as Chairman, Michael R. Bonsignore as the Chief Executive Officer and, after the retirement of Lawrence A. Bossidy, as Chairman of the Board, and Robert D. Johnson, currently President and CEO of AlliedSignal's Aerospace organiza-tion, and Giannantonio Ferrari, currently Honeywell's President and Chief Operating Officer, each of whom will be elected as a Chief Operating Officer and an Executive Vice President of AlliedSignal; and (iv) AlliedSignal's By-laws, as amended, will be further amended to require the affirmative vote of 75% of the AlliedSignal Board for certain changes in Michael R. Bonsignore's employment status and, in the event the directors designated by Honeywell constitute less than 25% of the AlliedSignal Board, the affirmative vote of one such designee.

      The Merger Agreement contains certain customary restrictions on the conduct of the business of AlliedSignal, Honeywell and their respective subsidiaries prior to the Effective Time (or the termination of the Agreement, if the Agreement is terminated without the consummation of the Merger), including, without limitation, not (i) declaring, setting aside or paying any dividend or distribution payable in cash, stock or property in respect of any capital stock (other than regular quarterly cash dividends in respect of the Honeywell Common Stock in amounts consistent with past practice), (ii) making acquisitions or effecting dispositions (other than
 (x) in the ordinary course of business consistent with past practice,
 (y) acquisitions involving the payment of cash in an amount not in excess of $500 million, in the case of Honeywell, or $2 billion, in the case of AlliedSignal, in each case in the aggregate, and (z) dispositions of assets and property having a fair market value not in excess of $500 million, in the case of Honeywell, or $1 billion in the case of AlliedSignal (in each case in the aggregate), (iii) entering into any material joint venture, partnership or similar arrangement, (iv) issuing any shares of capital stock (other than in certain instances in connection with employee or director stock options or other equity based awards) or (v) entering into, amending or waiving provisions of, or granting any approval under any standstill agreement (except that Honeywell's or AlliedSignal's Board of Directors may grant a waiver of provision of, or approval under, a stand-still agreement to permit the making of a Superior Proposal (defined below) if the Board of Directors determines in its good faith judgment, after receiving the advice of outside counsel, that, in light of the Superior Proposal, there is a reasonable possibility that the Board of Directors would be in violation of its fiduciary duties under applicable law if it failed to grant the waiver or approval.

      Under the Merger Agreement, Honeywell and its Subsidiaries, on the one hand, and AlliedSignal and its Subsidiaries on the other hand, may not, and must use their reasonable best efforts to cause their respective officers, directors, employees, investment bankers, consultants, attorneys, accoun-tants, agents and other representatives not to, take any action to solicit, initiate, encourage or facilitate the making of any Acquisition Proposal (defined below) or any inquiry with respect to any Acquisition Proposal or engage in substantive discussions or negotiations with any person with respect to any Acquisition Proposal or disclose any nonpublic information relating to it or any of its Subsidiaries to, any person who has made or, to its knowledge, is considering making, an Acquisition Proposal.

      The Merger Agreement provides, however, that Honeywell and AlliedSignal, as applicable, may furnish information to a person who makes a Superior Proposal and may participate in negotiations and discussions regarding such a Superior Proposal if:

      (x) the Superior Proposal was not solicited by Honeywell or AlliedSignal, as applicable, and did not result from a violation by it of the provision described in the prior paragraph;

      (y) before the Honeywell or AlliedSignal, as applicable, stockholders vote to approve the transaction; its Board of Directors determines in its good faith judgment, after receiving the advice of outside counsel that, in light of the Superior Proposal, if Honeywell or AlliedSignal, as applica-ble, were to fail to participate in negotiations or discussions regarding the Superior Proposal, or to provide information to the person making the Superior Proposal, there is a reasonable possibility the Board of Directors would be in violation of its fiduciary duties under applicable laws; and

      (z) Honeywell or AlliedSignal, as applicable, gives the other notice of its intention to so provide information and/or enter into negotiations or discussions;

      "Acquisition Proposal" is defined in the Merger Agreement to mean any written offer or proposal for any (i) acquisition of an asset of AlliedSignal or Honeywell, as applicable, or any of their respective subsidiaries that constitutes 20% or more of the net revenues, net income or assets of such party and its subsidiaries; (ii) acquisition of 20% or more of any class of equity securities of AlliedSignal or Honeywell or any of their respective subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of such party and its subsidiaries;
 (iii) tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securi-ties of AlliedSignal or Honeywell or any of their respective subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of such party and its subsidiaries; or (iv) merger, business combination, recapitalization, liquidation or similar transaction involving AlliedSignal or Honeywell or any of their respective subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of such party and its subsidiaries.

      "Superior Proposal" is defined in the Merger Agreement to mean any Acquisition Proposal for all of the outstanding shares of AlliedSignal or Honeywell common stock (i) on terms that the Board of Directors of AlliedSignal or Honeywell, as applicable, determines in its good faith judgment (after consultation with a financial advisor and taking into account all the terms and conditions of the Acquisition Proposal) are more favorable from a financial point of view to its stockholders than the Merger; and (ii) in the Board of Directors' judgment, is reasonably likely to be consummated.

      Each of Honeywell and AlliedSignal is obligated under the Merger Agreement to call a special meeting of its stockholders to vote to approve the Merger. Each company's Board of Directors is required to recommend that its stockholders vote to approve the Merger. However, under the Merger Agreement, Honeywell's and AlliedSignal's Board of Directors may fail to make, or may withdraw or modify, such recommendation to its stockholders after receiving any Acquisition Proposal that constitutes a Superior Proposal if:

      (a) the Board of Directors determines in its good faith judgment, after receiving the advice of outside counsel, that, in light of the Superior Proposal, there is a reasonable possibility that the Board of Directors would be in violation of its fiduciary duties under applicable law if it failed to withdraw or modify its recommendation;

      (b) the other party is given five business days' written notice advising that the Board of Directors of Honeywell or AlliedSignal, as applicable, intends to resolve to withdraw or modify its recommendation absent modification of the terms of the Merger Agreement; and

      (c) assuming the Merger Agreement was amended to reflect all adjust-ments to the terms and conditions proposed by the other during the five business day period, the Acquisition Proposal would nonetheless constitute a Superior Approval.

      The Merger Agreement may be terminated:

      (i) by Honeywell or AlliedSignal, if the other's Board of Directors shall have failed to recommend or withdrawn its approval of the Merger or the Merger Agreement or shall have failed to call a meeting of its stock-holders to vote with respect to the Merger Agreement, or shall have recommended a Superior Proposal ("Recommendation Withdrawal Termination Event");

      (ii) by Honeywell or AlliedSignal, if the Honeywell stockholders or the AlliedSignal stockholders fail to approve the Merger and the Merger Agreement ("Approval Failure Termination Event");

      (iii) by Honeywell or AlliedSignal, if the Merger is not consummated by February 4, 2000, or, if the failure to consummate the Merger by February 4, 2000 is solely a result of the failure to obtain the necessary governmental or regulatory approval ("Drop Dead Date Termination Event"); and

      (iv) by Honeywell or AlliedSignal, if the other materially breaches its representations, warranties, covenants or obligations contained in the Merger Agreement ("Breach Termination Event").

      Under the Merger Agreement, AlliedSignal or Honeywell, as applicable, becomes entitled to receive (a) a termination fee of $350 million from the other party in the case of Recommendation Withdrawal Termination Event triggered by the other party's Board of Directors, (b) a termination fee of $200 million, in the case of an Approval Failure Termination Event result-ing from the other party's stockholders' failure to approve the Merger and the Merger Agreement or a Breach Termination Event resulting from a breach by the other party, if prior to the occurrence of either event, any person shall have made an Acquisition Proposal for the other party, with an additional termination fee of $150 million payable if, within nine months after such termination, the other party enters into a definitive agreement with respect to an Acquisition Proposal, or (c) a termination fee of $350 million, in the case of a Drop Dead Date Termination Event, if prior to the occurrence of such event, any Person shall have made an Acquisition Proposal for the other party and within nine months after such termination the other party enters into a definitive agreement with respect to an Acquisition Proposal.

      Concurrent with the execution of the Merger Agreement, Honeywell and AlliedSignal entered into a Stock Option Agreement, dated as of June 4, 1999 (the "AlliedSignal Stock Option Agreement"), a copy of which is attached as Exhibit 2 hereto and is incorporated herein by reference. Pursuant to the AlliedSignal Stock Option Agreement, AlliedSignal granted Honeywell an unconditional, irrevocable option (the "Option") to purchase, pursuant to the terms and conditions thereof, up to 109,308,537 (subject to adjustment as provided in the AlliedSignal Stock Option Agreement) fully paid and nonassessable shares of AlliedSignal Common Stock (the "Option Shares") at a price of $58.375 per share (the "Option Price"). The AlliedSignal Stock Option Agreement provides that Honeywell may exercise the Option in whole or in part at any time or from time to time following Honeywell's having become entitled to receive the Termination Fee (the "AlliedSignal Trigger Event"), by delivering a written notice thereof in accordance with the terms of the AlliedSignal Stock Option Agreement. The right to exercise the Option shall terminate upon the earliest of (i) the occurrence of the Effective Time of the Merger, (ii) 120 days after the date of full payment of the Termination Fee (defined below) by AlliedSignal to Honeywell, (iii) the date of the termination of the Merger Agreement so long as no AlliedSignal Trigger Event has occurred or could still occur, or
 (iv) the first anniversary of the date of termination of the Merger
 Agreement.

      "Termination Fee" is defined as payment of a fee equal to $350 million upon termination of the Merger Agreement.

      Pursuant to the AlliedSignal Stock Option Agreement, if, within two years of the exercise of the Option, Honeywell requests AlliedSignal in writing to register any of the Option Shares under the Securities Act of 1933, as amended (the "Securities Act"), AlliedSignal is obligated to use its reasonable best efforts to cause such Option Shares to be registered under the Securities Act within 60 days from receipt of Honeywell's request and to keep such registration in effect for at least 90 days. AlliedSignal has also agreed to notify Honeywell at least 10 days prior to filing a registration statement under the Securities Act (other than a filing on Form S-4 or S-8) with respect to any shares of AlliedSignal Common Stock. If Honeywell, within two days following receipt of such notice, requests AlliedSignal in writing to include any portion of the Option Shares in such registration statement, AlliedSignal shall include such Option Shares in such registration statement. AlliedSignal shall bear all expenses relating to any registration statement other than underwriting discounts and commissions related to the sale of such Option Shares.

      AlliedSignal has agreed that after the occurrence of the AlliedSignal Trigger Event while the Option remains exercisable, at the request of Honeywell, AlliedSignal shall repurchase the Option from Honeywell, in whole or in part, at a price equal to the number of shares of AlliedSignal Common Stock then purchasable upon exercise of the Option (or such lesser number of shares as may be designated in the Cash Exercise Notice (as defined in the AlliedSignal Stock Option Agreement)) multiplied by the amount by which the higher of the Proposed Alternative Transaction Price or the Average Market Price (each as defined in the AlliedSignal Stock Option Agreement) exceeds the Option Price.

      In the AlliedSignal Stock Option Agreement, Honeywell has agreed that, from and after the date of exercise of the Option, and for as long as Honeywell owns the Option Shares, it will not, nor will it permit any of its affiliates to, without the prior consent of the Board of Directors of AlliedSignal, (i) acquire or agree, offer, seek or propose to acquire, ownership of more than 25% of any class of voting securities of AlliedSignal or any rights or options to acquire such ownership (including from a third party); (ii) propose a merger, consolidation or similar transaction involving AlliedSignal; (iii) offer or propose to purchase, lease or otherwise acquire all or a substantial portion of the assets of AlliedSignal; (iv) seek or propose to influence or control the management or policies of AlliedSignal or to obtain representation on the AlliedSignal Board of Directors, or solicit or participate in the solicitation of any proxies or consents with respect to the securities of AlliedSignal; (v) enter into any agreements or arrangements with any third party with respect to any of the foregoing; or (vi) request permission to do any of the foregoing or request any permission to make any public announcement with respect to any of the foregoing. The above provision will not apply to the actions taken pursuant to the Merger Agreement. Additionally, Honeywell may not sell, transfer any beneficial interest in, pledge, hypothecate or otherwise dispose of any voting securities at any time except pursuant to a tender offer, exchange offer, merger or consolidation of AlliedSignal, or in connection with a sale of all or substantially all of the assets of AlliedSignal, pursuant to a registered public offering or in compliance with Rule 144 of the General Rules and Regulations under the Securities Act (or any similar successor rule). Honeywell agrees to be present in person or to be represented by proxy at all stockholder meetings of AlliedSignal so that all shares of voting securities beneficially owned by it or its affiliates may be counted for the purpose of determining the presence of a quorum at such meetings. Honeywell also agrees to vote or cause to be voted all voting securities beneficially owned by it or its affiliates proportionately with the votes cast by all other stockholders present and voting.

      Notwithstanding any other provision of the AlliedSignal Stock Option Agreement, in no event shall the total profit derived by Honeywell from the Option, Option Shares and any termination fee paid to Honeywell pursuant to the Merger Agreement exceed in the aggregate $400 million.

      Concurrent with the execution of the Merger Agreement and the AlliedSignal Stock Option Agreement, Honeywell and AlliedSignal also entered into another Stock Option Agreement, dated as of June 4, 1999 (the "Honeywell Stock Option Agreement"), a copy of which is attached hereto as
 Exhibit 3 and is incorporated herein by reference. Pursuant to the Honeywell Stock Option Agreement, Honeywell granted AlliedSignal an option to purchase, pursuant to the terms and subject to the conditions thereof, up to 25,241,518 shares of Honeywell Common Stock at a price of $109.453 per share, on terms and conditions (including with respect to profit limitation) that are substantially similar to the terms and conditions contained in the AlliedSignal Stock Option Agreement.

      The foregoing summaries of the Merger Agreement, the AlliedSignal Stock Option Agreement and the Honeywell Stock Option Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, which are attached as Exhibits 1, 2 and 3 hereto, respectively.

           Except as set forth above or in other Items of this Statement (which Items are incorporated hereby by reference), the Merger Agreement, the AlliedSignal Stock Option Agreement or the Honeywell Stock Option Agreement, neither Honeywell nor, to the best of Honeywell's knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

 Item 5.   Interest in Securities of the Issuer

      (a)-(b) By reason of its execution of the AlliedSignal Stock Option Agreement, Honeywell may be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, the shares of AlliedSignal Common Stock subject to the Option and, accordingly, might be deemed to beneficially own 109,308,537 shares of AlliedSignal Common Stock (or approximately 16.6% of the outstanding shares of AlliedSignal Common Stock, assuming exercise of the Option and based upon the 549,289,134 shares of AlliedSignal Common Stock outstanding on June 3, 1999, as represented to Honeywell by AlliedSignal in the Merger Agreement).
 However, Honeywell expressly disclaims any beneficial ownership of the shares of AlliedSignal Common Stock which are purchasable by Honeywell upon exercise of the Option on the grounds that the Option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to in Item 4 above. If the Option were exercised, Honeywell would have the sole right to vote and to dispose of the shares of AlliedSignal issued as a result of such exercise.

      (c) Neither Honeywell nor, to the best of Honeywell's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in AlliedSignal Common Stock during the past 60 days.

      (d) So long as Honeywell has not exercised the Option (and prior to the consummation of the Merger), Honeywell does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of AlliedSignal Common Stock.

      (e) Not applicable.

 Item 6.   Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer

      Except as provided in the Merger Agreement, the AlliedSignal Stock Option Agreement or the Honeywell Stock Option Agreement or as set forth in other Items of this Statement (which Items are incorporated hereby by reference), neither Honeywell nor, to the best of Honeywell's knowledge, any of the individuals named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of AlliedSignal, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 Item 7.   Materials to be Filed as Exhibits

           Exhibit   Description
           -------   -----------

                1 Agreement and Plan of Merger dated as of June 4, 1999, among Honeywell Inc., Blossom Acquisition Corp. and Allied Signal Inc. (incorporated by reference to Ex-hibit 2.1 to the Current Report on Form 8-K of Honeywell Inc. dated June 4, 1999 (the "Form 8-K")).

                2 Stock Option Agreement dated as of June 4, 1999 between AlliedSignal Inc., as Issuer, and Honeywell Inc., as Grantee (incorporated by reference to Exhibit 2.2 to the Form 8-K).

                3 Stock Option Agreement dated as of June 4, 1999 between Honeywell Inc., as Issuer, and AlliedSignal Inc., as Grantee (incorporated by reference to Exhibit 2.3 to the Form 8-K).


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

      Date: June 14, 1999      HONEYWELL INC.


                               By: /s/ Edward D. Grayson
                                   -------------------------------
                                   Name:    Edward D. Grayson
                                   Title:   Vice President and
                                             General Counsel



                                                                 SCHEDULE I

             DIRECTORS AND EXECUTIVE OFFICERS OF HONEYWELL INC.

      The name and present principal occupation or employment of each of the directors and executive officers of Honeywell Inc. ("Honeywell") are set forth below. Unless otherwise indicated, the director's or officer's business address is Honeywell Plaza, Minneapolis, Minnesota. Except as set forth below, each occupation set forth opposite an individual's name refers to Honeywell.

                                          Present Principal Occupation
 Name                                     or Employment

 DIRECTORS

 Albert J. Baciocco, Jr. . . . . .        Vice Admiral, U.S. Navy
 The Baciocco Group, Inc.                 (Retired), President,
 747 Pitt Street                          The Baciocco Group, Inc.
 Mt. Pleasant, SC 29464-5022

 Elizabeth E. Bailey . . . . . . .        John C. Hower Professor of
 The University of Pennsylvania           Public Policy and Management,
 The Wharton School                       The Wharton School, University
 Dept. of Public Policy and Management    of Pennsylvania; Chairperson of
 3100 Steinberg Hall-Deitrich Hall        Finance Committee
 Philadelphia, PA 19104-6372

 Gordon M. Bethune . . . . . . . . .      Chairman of the Board and
 Continental Airlines, Inc.               Chief Executive Officer,
 1600 Smith Street, HQS EO                Continental Airlines, Inc.
 Houston, TX 77002

 Michael R. Bonsignore . . . . . . .      Chairman of the Board and Chief
                                          Executive Officer

 Jaime Chico Pardo . . . . . . . . .      Chief Executive Officer,
 Telefonos de Mexico, S.A. de C.V.        Telefonos de Mexico, S.A. de
 Parque Via 190, Piso 10                  C.V. (TELMEX)
 Col. Cuauhtemoc
 06599 Mexico, D.F.

 Giannantonio Ferrari  . . . . . . .      President and Chief Operating
                                          Officer

 R. Donald Fullerton . . . . . . . .      Chairman-Executive Committee CIBC;
 Canadian Imperial Bank of Commerce       Chairperson of Audit Committee
 Commerce Court West, Suite 3620
 Toronto, Ontario, Canada M5L 1A2

 James J. Howard . . . . . . . . . .      Chairman of the Board, President
 Northern States Power Company            and Chief Executive Officer of
 414 Nicollet Mall, 5th Floor             Northern States Power Company;
 Minneapolis, MN 55401-1993               Chairperson of Nominating and
                                          Governance Committee

 Katherine M. Hudson . . . . . . . . .    President and Chief Executive
 Brady Corporation                        Officer, Brady Corporation
 6555 W. Good Hope Road
 P.O. Box 571
 Milwaukee, WI 53201-0571


Bruce Karatz. . . . . . . . . . . . . .   Chairman of the Board,
Kaufman and Broad Home                    President and Chief Executive
Corporation                               Officer, Kaufman and Broad
10990 Wilshire Blvd.                      Home Corporation
7th Floor
Los Angeles, CA 90024

A. Barry Rand. . . . . . . . . . . . .    Former Executive Vice
c/o Xerox Corporation                     President, Worldwide
100 First Stamford Place                  Operations, Xerox Corporation;
Flr. 2S                                   Chairperson of Personnel
Stamford, CT 06904                        Committee

Steven G. Rothmeier. . . . . . . . . .    Chairman of the Board and
Great Northern Capital                    Chief Executive Officer, Great
332 Minnesota Street                      Northern Capital
Suite W-2900
St. Paul, MN 55101

Michael W. Wright. . . . . . . . . . .    Chairman of the Board,
SUPERVALU INC.                            President and Chief Executive
11840 Valley View Road                    Officer, SUPERVALU INC.
Eden Prairie, MN 55344


EXECUTIVE OFFICERS
  (Who Are Not Directors)

J. Kevin Gilligan. . . . . . . . . .      President, Solutions and
                                          Services Business, Home
                                          Building Control

Edward D. Grayson. . . . . . . . . . .    Vice President and General
                                          Counsel

William M. Hjerpe. . . . . . . . . . .    President, Honeywell Europe

Philip M. Palazzari. . . . . . . . . .    Vice President and Controller

James T. Porter. . . . . . . . . . . .    Vice President and Chief
                                          Administrative Officer

Donald K. Schwanz. . . . . . . . . . .    President, Space and Aviation
                                          Control

Lawrence W. Stranghoener. . . . . . . .   Vice President and Chief
                                          Financial Officer

Albrecht Weiss. . . . . . . . . . . . .   President, Products Business,
                                          Home and Building